Exhibit 99.3

STEVEN C. EROR

PO Box 981194

Park City, Utah 84098

July 26, 2018

VIA E-MAIL, FACSIMILE AND OVERNIGHT DELIVERY

ProLung, Inc.

757 East South Temple, Suite 150

Salt Lake City, UT 84012

Attn: Mark V. Anderson, Chief Financial Officer and Corporate Secretary

Re:	Shareholder Request To Set A Record Date For Determining Shareholders Entitled To Express Consent To Corporate Action In Writing Without A Meeting Of ProLung, Inc.

Dear Mr. Anderson:

Steven C. Eror owns 174,251 shares of common stock, $0.001 par value per share, of ProLung, Inc., a Delaware corporation (the “Company”), as of the close of business on July 25, 2018. The purpose of this notice, as more fully set forth herein, is to provide notice to the Company of Mr. Eror’s intent to solicit the written consent of shareholders seeking the corporate actions listed below through publicly filed consent materials with the Securities and Exchange Commission (the “SEC”), and to hereby request, as of the date hereof, that a record date be set immediately, and in no event more than ten (10) days from the date hereof, for the purpose of determining the shareholders entitled to express consent to corporate action in writing without a meeting by the Board of Directors of the Company (the “Board”).

Mr. Eror intends to commence a consent solicitation seeking the consent of shareholders of the Company for the following corporate actions in lieu of a meeting of the shareholders of the Company:

(1)	Amend Article 2, Section 2.1 of the Company’s First Amended and Restated Bylaws (the “Bylaws”) to provide that shareholders have the exclusive ability to fix the size of the Board and to increase the size of the Board to twelve (12) directors;
(2)	Amend Article 3, Section 3.2 of the Bylaws to allow any vacancies on the Board resulting from any newly created directorship(s) or for any cause to be filled exclusively by the shareholders of the Company;
(3)	Upon approval of Proposals 1 and 2 above, to elect each of Richard Serbin, Todd Morgan, Michael Christiansen, Eric Sokol, Ron Dunford, Steven Eror, Brian Loveridge and Don Patterson (each, a “Nominee” and collectively, the “Nominees”) to serve as a director of the Company (or, if any such Nominee is unable or unwilling to serve as a director of the Company, any other person designated as a Nominee by Mr. Eror); and

(4)	To repeal any provision of the Bylaws in effect at the time this proposal becomes effective, including any amendments thereto, which were not included in the Bylaws that were adopted on July 14, 2017.

Proposal 3 is conditioned upon the effectiveness of Proposal 1 and Proposal 2.

Mr. Eror intends to promptly file (i) a preliminary consent statement on Schedule 14A with the SEC (the “Consent Statement”) and (ii) a Schedule 13D to disclose his intentions vis-à-vis the consent solicitation and his director candidates for appointment to the Board.

If the Board has not informed Mr. Eror in writing by August 3, 2018, that it has fixed a record date or intends to fix a record date, the record date for the consent solicitation will be the first date on which a signed written consent setting forth the foregoing actions is properly delivered to the Company, in accordance with Section 213 of the Delaware General Corporation Law.

We request that any correspondence concerning this request be delivered to Mr. Eror at the address set forth above and that copies of such correspondence also be simultaneously delivered to our counsel, Olshan Frome Wolosky LLP, 1325 Avenue of the Americas, New York, New York 10019, Attention: Andrew Freedman, Esq., telephone (212) 451-2250, facsimile (212) 451-2222.

Very truly yours,

By:	/s/ Steven C. Eror
Name:	Steven C. Eror